400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
Christopher S. Miller
direct dial: +1 610 640 7837
direct fax: +1 610 640 7835
millerc@pepperlaw.com
October 24, 2007
VIA EDGAR
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Gregory S. Belliston

Re:	PolyMedix, Inc.
Registration Statement on Form SB-2, Amendment 2
Filed October 16, 2007
File Number 333-146180
Dear Mr. Belliston:
               On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission contained in your letter dated October 22, 2007, relating to the Company’s Registration Statement on Form SB-2, Amendment 2 (Reg. No. 333-146180) filed October 16, 2007 (the “Registration Statement”).
1. We note the revisions pursuant to comments 1 and 2. Please disclose the exercise price of the warrants prior to circulation. This information is required by Item 501(a)(2) of Regulation S-B, which requires a description of the securities to be offered.
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United States Securities and Exchange Commission

Company Response
               As requested, the Company has revised the prospectus to include an exercise price of the warrants.
               We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 610.640.7837.

Best regards,

/s/ Christopher S. Miller
Christopher S. Miller

cc:	Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.